

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Henrik Rouf
President and Chief Executive Officer
Nordicus Partners Corp
3651 Lindell Road
Suite D565
Las Vegas, NV 89103

Re: Nordicus Partners Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed November 13, 2023
File No. 333-274588

Dear Henrik Rouf:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover page

1.   We note your response to prior comment 1 and reissue. Your revised disclosure does not appear to state that the selling stockholders <u>are</u> underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Plan of Distribution, page 41

2.   We note your response to prior comment 3 and reissue. You do not appear to have revised to make clear that the Selling Stockholders will sell at a fixed price, as your response indicates.

<u>Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30, 2023</u>
<u>Note 1 - Organization and Description of Business, page F-18</u>

3.   It does not appear you revised your disclosure in the fifth paragraph of note 1 of your interim financial statements on page F-18 to conform to the same disclosure in note 1 of your annual financial statements. Please revise.

      Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest M. Stern, Esq.